EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

INGREDION INCORPORATED

Computation of Ratios of Earnings to Fixed Charges

(in millions, except ratios)	2016	2015	2014	2013	2012
Income before income taxes and earnings of non-controlling interests	$741.8	$598.6	$520.1	$546.8	$600.6
Fixed charges	79.2	74.4	76.3	79.9	84.3
Capitalized interest	(4.0)	(2.3)	(2.1)	(4.3)	(5.6)
Total	$817.0	$670.7	$594.3	$622.4	$679.3

RATIO OF EARNINGS TO FIXED CHARGES	10.32	9.01	7.79	7.79	8.06

FIXED CHARGES:
Interest expense on debt	$75.0	$68.9	$71.3	$74.6	$79.4
Amortization of discount on debt	2.0	3.4	3.4	3.4	3.2
Interest portion of rental expense on operating leases	2.2	2.1	1.6	1.9	1.7
Total	$79.2	$74.4	$76.3	$79.9	$84.3